

November 2, 2010

via U.S. mail and facsimile

William G. Dorey, Chief Executive Officer
Granite Construction Incorporated
585 West Beach Street
Watsonville, CA 95076

> **RE:** **Granite Construction Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 001-12911**

Dear Mr. Dorey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Policies and Estimates, page 22,

Valuation of Real Estate Held for Development and Sale page 23

1. We note that your real estate development activities are greatly affected by the strength of the real estate industry, which is currently undergoing a difficult period. We also note that the amount of real estate held for development has become significant and continues to grow. In future filings please expand these disclosures to provide more details about your real estate held for development and your impairment reviews. Specifically:

- Considering the current business environment, disclose the actual and ongoing impairment reviews, which we assume may be quarterly;
- Explain how and at what level you group real estate for determining triggering events and impairment reviews;
- Consider quantifying the number of asset groups and the number for which you performed impairment reviews in each period;
- Identify and quantify the geographic areas of your real estate held for development.

In future filings, if any of your asset groupings have estimated fair values that are not substantially in excess of the carrying value and if the fair value of the asset grouping(s), in the aggregate or individually, if impaired, could materially impact your operating results or total shareholders' equity, please provide the following additional disclosures for each of these groupings in future filings:

- Identify the asset group and the amount of carrying value;
- Quantify the percentage by which fair value exceeds the carrying value;
- Provide a description of the assumptions that drive the estimated fair value;
- Provide a discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions;
- Provide a discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your real estate held for development, please disclose this determination in future filings.

We also note that you have substantial amounts of property, plant and equipment. However you do not consider your impairment reviews of these assets to be critical. Please also provide all of the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that fair value is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity. Explain how you group PP&E for impairment assessments.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC's Codification of Financial Reporting Policies for guidance.

Mr. Dorey
Granite Construction Incorporated
November 2, 2010
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief